SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

      Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          December 16, 2004
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    5,941,957 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    3,598,500 shares (Shared)
                                         2,082,000 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    8,014,957 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :     3,598,500 shares (Shared)
                                           9,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,622,457 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES  -X- See Item 5(a)
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      22.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.


CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	3,598,500 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	3,598,500 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,598,500 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      7.1%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.





CUSIP No. 879433100                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.




Item 1.  Security and Issuer

          The securities to which this statement on Schedule 13D relates are the Common Shares, $.01 par value (the "Securities"), of Telephone and Data Systems, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 30 North LaSalle Street, Chicago, Illinois, 60602.

Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities and Exchange Commission ("SEC")under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.
Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having three series of portfolios.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern, including Longleaf Partners Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

	This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

		Longleaf Partners Fund and Mr. Hawkins, each of whom is a joint filer of this Schedule 13D, may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

         (d) During the last five years, neither Southeastern, Longleaf Partners Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

         (e) During the last five years, neither Southeastern, Longleaf Partners Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding which resulted in a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund, a separate series of Longleaf Partners Funds Trust, were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the "Staff"). The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied. The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At MONY's May 18, 2004 meeting, MONY's shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Fund is a series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Fund are set forth in Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Southeastern used approximately $923,035,051 in the aggregate to purchase the Securities reported in this statement. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.  Purpose of Transaction

          The Securities reported in this filing were initially purchased and have been held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities initially were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities, in each case in the open market, in privately negotiated transactions or otherwise.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, however, Southeastern may desire to become more active in discussions with the particular portfolio company's management, its Board of Directors, or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value or to cause the company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

          In this situation, Southeastern has made recommendations to the Company's management and Board of Directors on ways to improve the Company's capital allocation decision making, its capital structure, and that of its subsidiaries. Because management and the Board have so far not been responsive to Southeastern's recommendations, on December 16, 2004, Longleaf Partners Fund submitted to the Company a shareholder proposal under SEC Rule 14a-8, to be voted on by shareholders at the Company's 2005 annual meeting. The shareholder proposal recommends that the Board recapitalize the Company's equity structure into one class of common stock to result in all shares of stock having one vote per share. Currently, the Company's Series A Common Shares have ten votes per share, while shares of the Company's Common Stock have one vote per share. Southeastern believes that a one vote per share capital structure would make management and the Board more accountable to all of the Company's shareholders. A copy of Longleaf Partners Fund's shareholder proposal submitted to the Company is attached as Exhibit 1 to this statement. In light of Southeastern's views concerning the Company's capital allocation and capital structure, Southeastern intends to closely monitor the Board's ongoing decisions relating to capital allocation issues and the Company's capital structure and may from time to time continue to discuss these issues with members of the Board of Directors and/or management of the Company. In addition, Southeastern and its representatives and advisors may communicate with other shareholders, industry participants and other interested parties concerning the Company. Although Southeastern and the other filing parties have not made any final determination concerning future actions with respect to the investment in the Securities, Southeastern and the other filing parties may in the future exercise any or all of their respective rights as shareholders of the Company, including, among other things, seeking to elect one or more nominees to the Company's Board of Directors at a meeting of the Company's shareholders.

	Because Southeastern's activities could lead to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D, Southeastern is converting its ownership filing on Schedule 13G to a filing on Schedule 13D.

Item 5.  Interest in Securities of the Issuer

		(a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 11,622,457 shares of the common stock of the Issuer, constituting approximately 22.8% of the 50,979,842 shares outstanding.

                          Common       %  of outstanding
                      Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    5,941,957            11.6%
Shared:                  3,598,500*            7.1%
None:                    2,082,000             4.1%

Total                  11,622,457             22.8%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:                    8,014,957            15.7%
Shared:                  3,598,500*            7.1%
None:				     9,000		     0.0%

Total                    11,622,457            22.8%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Sales transactions in the Securities during the past sixty days are attached as Schedule II. All such sale transactions were effected on the American Stock Exchange. There have been no purchases of the Securities during the last sixty days.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Fund.

Schedule II. Sales in the last sixty days.

Exhibit 1.  Shareholder Proposal submitted by Longleaf Partners Fund.



                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2004

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Andrew R. McCarroll
_______________________________
Andrew R. McCarroll
Vice President & General Counsel

LONGLEAF PARTNERS FUND

By /s/ O. Mason Hawkins
_______________________________
O. Mason Hawkins
Trustee and Co-Portfolio Manager


O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
_______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of December 27, 2004.

Southeastern Asset Management, Inc.

By  /s/ Andrew R. McCarroll
__________________________________
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
By /s/ O. Mason Hawkins
______________________________
O. Mason Hawkins
Trustee and Co-Portfolio Manager

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
_______________________________


                                    SCHEDULE I

                      Information with Respect to Executive
                              Officers and Directors

The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund, a separate series of Longleaf Partners Funds Trust, were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the "Staff"). The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied. The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At MONY's May 18, 2004 meeting, MONY's shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Fund.

G. Staley Cates:	Director and President of Southeastern Asset Management,
Inc.; Co-Portfolio Manager Longleaf Partners Fund.

Frank N. Stanley, III: Director and Vice President of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 John B. Buford         Vice President
 Deborah L. Craddock    Vice President-Trading
 Julie M. Douglas		CFO-Mutual Funds
 C. T. Fitzpatrick      Vice President
 Lee B. Harper          Vice President
 Randy D. Holt          Vice President and Secretary
 Andrew R. McCarroll    Vice President and General Counsel
 E. Andrew McDermott    Vice President
 John McFadden		CCO-Mutual Funds
 Joseph L. Ott          Vice President and Treasurer
 James E. Thompson, Jr. Vice President
 Michael J. Wittke	Vice President and Assistant General Counsel


LONGLEAF PARTNERS FUND

		The following information is disclosed for each of the trustees of Longleaf Partners Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

		To the knowledge of management of Longleaf Partners Fund, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund, a separate series of Longleaf Partners Funds Trust, were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the "Staff"). The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied. The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At a May 18, 2004 meeting, MONY shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

Trustees

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Fund.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; private investor and consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; private investor and consultant.

C. Barham Ray: Trustee of Longleaf Partners Funds; Chairman of the Board and Secretary, SSM Corporation.

Perry C. Steger: Chairman of the Board of Longleaf Partners Funds; President, Steger and Bizzell Engineering, Inc.


Schedule II
Transactions in the Last Sixty Days*

Transaction Type
Date
# of Shares
Price per Share**
Sale
12/21/04
15,000
$75.20
Sale
10/26/04
14,000
$73.13

*Sales by Southeastern's private account clients in the ordinary course of business in connection with rebalancing of portfolios.

** Net of commissions.


EXHIBIT 1


SHAREHOLDER PROPOSAL FOR 2005 ANNUAL MEETING

RESOLVED, that the shareholders request that the Board of Directors of Telephone and Data Systems, Inc. (the "Company") take all steps necessary in accordance with Delaware law to re-capitalize the Company's equity structure into one class of common stock to result in one share, one vote, for all of the outstanding stock on all matters subject to a shareholder vote, including, if necessary, presenting to shareholders for a vote an amendment to the Company's Restated Certificate of Incorporation in order to accomplish such re-capitalization.

Supporting Statement:

Longleaf Partners Fund (the "Fund") owns 3,598,500 shares of the Company, or just over 7% of the Common Stock. Clients of the Fund's adviser, Southeastern Asset Management, Inc. ("Southeastern"), own an additional 8,122,957 shares, or almost 16% of the Common Stock. Together, the Fund and Southeastern's other clients own over 20% of the Company's market value, but because of the Company's dual class voting structure, this ownership represents aggregate voting power of only 10.2%. By comparison, the Series A Common Shares owned by the Carlson family represent only 11% of the Company's market value, but more than 50% of the Company's voting power. Common Stock holders who collectively own approximately 87% of the Company's market value are entitled to elect only 4 of the Company's 12 directors. Holders of Series A Common Stock and Preferred Stock are entitled to elect the remaining 8 directors.

Southeastern has informed the Fund that while it believes the Company's management has done a good job running the wireless and wireline businesses, management has done a poor job of allocating the capital generated by those businesses. Over the last two years, Southeastern has invited management to consider a number of options to improve its defective holding company structure relating to US Cellular, all of which have been ignored, to the detriment of the Company's stock price. As a result, the Fund believes that the board should face greater accountability from shareholders.

In its 2004 Proxy Statement, the Company recommended the elimination of its classified board structure, stating: "the board of directors has determined that annual elections of directors would be in the best interests of all shareholders since it would give TDS shareholders more frequent opportunity to evaluate the performance of TDS's directors." Unfortunately, the Company did not give holders of Common Stock the opportunity to elect more than 4 of the Company's 12 directors. As the primary owners of the Series A Common Stock, the Carlson family is in a position to elect the remaining 8 directors. An important responsibility of the Company's directors is oversight of management, but if senior management of the Company and their family members are able to elect two-thirds of the directors, we believe those directors may be more likely to act in the interests of management than in the interests of all shareholders.

Please vote "FOR" this proposal and communicate to the Board your desire that directors be more accountable to all shareholders.



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